1108 - 1030 West Georgia St. Vancouver, BC CanadaV6E 2Y3 Toll Free: 1 888-633-9332 South Africa 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN GOLD ANNOUNCES
PRELIMINARY FOURTH QUARTER AND FULL YEAR 2011 OPERATING RESULTS

February 6, 2012, Vancouver, BC - Great Basin Gold Limited (“Great Basin Gold” or the “Company”), (TSX: GBG; NYSE Amex: GBG; JSE: GBG) reports preliminary unaudited fourth quarter and full year 2011 operating results.

Hollister, Nevada Operations

	Quarter ended		Variance	Year ended		Variance
	Dec 31 2011	Sept 30 2011		Dec 31 2011	Dec 31 2010
Ore tonnes to surface	22,431	26,474	(15%)	96,030	89,613	7%
Contained Au eqv oz extracted	21,773	23,811	(9%)	101,764	109,255	(7%)
Contained average grade Au oz/ton	0.81 (26.2 g/t)	0.75 (24.3 g/t)	8%	0.90 (29.0 g/t)	1.17 (37.6 g/t)	(23%)
Contained average grade Ag oz/ton	6.22 (200.1 g/t)	6.74 (216.8 g/t)	(8%)	7.41 (238.2 g/t)	7.08 (227.6 g/t)	5%
Tonnes processed	24,328	29,869	(19%)	98,068	116,029	(16%)
Recovered Au oz	18,552	22.701	(18%)	86,444	88,149	(2%)
Recovered Ag oz	101,487	156,030	(35%)	521,099	448,353	16%
Recovered Au eqv oz	20,727	26,045	(20%)	97,610	95,186	3%
Recovery % Au	92%	92%	-	92%	82%	12%
Recovery % Ag	70%	74%	(5%)	72%	60%	20%
Au eqv oz sold	17,603	22,790	(23%)	92,239	88,789	4%
Cash cost per Au eqv oz produced (US$)	783	665	(18%)	674	740	9%

The Nevada operations produced 20,727 Au eqv ounces1 from trial mining activities during the quarter (Q3 2011: 26,045 Au eqv ounces) and 97,610 Au eqv oz for the full year of production (2010: 95,186 Au eqv oz), compared to an average annual forecast of 100,000 Au eqv oz for the year. A similar performance is expected in 2012. As previously indicated, the high grade nature of the Hollister ore body can lead to quarterly grade fluctuations, and this occurred in this quarter. The Au eqv grade increased by 8% from 0.75 oz/t (24.3 g/t) in Q3 2011 to 0.81 oz/t (26.2 g/t) in Q4 2011.

Fiscal 2011 was the first year that all material extracted from trial mining activities was processed at our Esmeralda mill, which showed a marked improvement in Au recovery from 2010, increasing from 82% to 92%. As the performance of the acid wash and carbon regeneration system, which was commissioned during November 2011, has not yet reached planned levels, the mill continued with the process of replacing carbon on a continuous basis and this impacted the amount of Au eqv oz sold as well as the cash costs reported for the quarter. In an effort to mitigate the time delay in recognizing produced metal as revenue and the insufficient capacity of local refiners, a shipment of loaded carbon was sent to Rand Refinery in South Africa in late December at an additional cost of approximately US$35 per Au eqv oz. Notwithstanding the quarterly increase in cash costs, the year-on-year cash costs decreased by 9% to US$674 per Au eqv oz which is only marginally above the 2011 forecast of US$650 per Au eqv oz.

________________________________
1 Gold equivalent (“Au eqv”) calculations use US$1,400/oz for Au and US$30/oz for Ag.

Burnstone, South Africa Operations

	Quarter ended Dec 31 2011	Quarter ended Sept 30 2011	Variance	Year ended Dec 31 2011
Ore development (meters)	2,900	2,786	4%	8,402
Waste development (meters)	1,083	1,403	23%	6,441
Stoping (square meters)	6,653	7,408	(10%)	22,943
Stoping square meters available	7,205	5,090	42%	7,205
Ore tonnes to surface – development	126,282	138,158	(9%)	499,309
Ore tonnes to surface – stoping	21,007	24,379	(14%)	80,472
Ore tonnes to surface – total	147,289	162,537	(9%)	579,781
Contained Au oz extracted - development	4,468	3,451	30%	13,845
Contained Au oz extracted - stoping	2,423	2,705	(10%)	7,609
Contained Au oz extracted - total	6,891	6,156	12%	21,454
Contained average grade Au eqv oz/ton – development	0.04 (1.14 g/t)	0.02 (0.80 g/t)	43%	0.03 (0.89 g/t)
Contained average grade Au eqv oz/ton – stoping	0.12 (3.71 g/t)	0.11 (3.57 g/t)	4%	0.09 (3.04 g/t)
Contained average grade Au eqv oz/ton – total	0.05 (1.50 g/t)	0.04 (1.22 g/t)	23%	0.04 (1.19 g/t)
Tonnes milled	160,762	209,224	(23%)	775,524
Recovered Au oz	6,470	6,486	-	23,361
Recovery % Au	89%	89%	-	88%
Au oz sold	7,058	6,518	8%	21,989
Cash cost per Au oz produced (US$)	1,793	2,345	24%	1,780

The production ramp up at Burnstone continued, with ore development meters increasing by 4% from 2,786 metres in Q3 2011 to 2,900 meters in Q4 2011. Quarter-on-quarter, the square meters of stoping available increased by 42%. With the improved information on geological structures being applied to planned development, waste development meters per quarter decreased by 48% from levels reported in Q1 2011 to 1,083 meters in Q4 2011.

Since intersecting an 80 meter graben fault in Q1 2011, in-fill drilling comprising 19,051 meters from surface and 7,966 meters from underground was completed to January 31, 2012, increasing confidence in the 24 to 30 months mine plan. No significant faults were intersected over this period. In-fill drilling will continue over the medium to longer term.

Quarter-on-quarter, ore development rates and production from stoping were however less than plan due to the impact of the December 2011 Christmas break as well as underground flooding of a number of development ends through fissures following an unusually high seasonal rainfall In December 2011. Permanent water reticulation infrastructure is under construction for completion in Q2 2012, with interim measures implemented to manage the water balance in the short term.

The combined development and stoping contained mined grade improved by 23% from 1.22 g/t in Q3 2011 to 1.50 g/t; this was the result of more low profile ore development than high profile ore development having occurred during the period. Total Au production for the year came to 23,361 Au ounces, approximately 6,000 Au ounces less than the revised guidance. Although we are looking forward to a continued improved year on year performance at Burnstone, we will continue to examine production guidance in the light of our experiences in 2011.

The Metallurgical Plant continued to perform in-line with expectations, with the decrease in processed tonnage being a result of the lower values of ore tonnes hoisted from underground. Cash production costs reduced by 24% to US$1,793/Au oz and by 11% to US$70 per tonne (Q3 2011: US$2,345 per Au oz and US$79 per tonne). Cash costs are still impacted by the low average grade of ore resulting from the high ratio of development ore to stoping material being processed as well as the lower volumes than planned from stoping being mined and processed. Improvements are expected as the grade increases to the average reserve grade of the ore body and production nears steady state levels.

Other Corporate Updates

Of the total US$150 million restructured Term facility, the Company has drawn US$130 million with the proceeds used to settle the principal due on Term Loan 1 and the standby-facility. As at December 31, 2011, the remaining proceeds plus remaining funds available under this facility and near term cash sources amounted to approximately $54 million in available cash resources.

On January 25, 2012 the Department of Water Affairs granted a water licence that authorises the completion of the 88 kV power line between the Grootvlei power station and the Burnstone mine that will provide a permanent feed of 51 MVA power to site. The authorization also allows for the completion of a second line that will provide security of supply to the mine.

On a corporate note, Mr H. Wayne Kirk, has resigned as a non-executive independent director of the Company for personal reasons, with an effective date of January 30, 2012. The Board wishes to thank Wayne for his services over the past 7 years.

The Company intends to release its financial results for the year ended December 31, 2011 by the end of March 2012, at which time the production and financial position guidance for 2012 will be updated.

President and CEO Ferdi Dippenaar commented: “Whilst our Nevada operations returned a much improved performance compared to 2010, our Burnstone Mine continues to face challenges in its production build-up programme. The focus will be on improving the ore development rate required to deliver on the production plan and with the benefit of the infill drilling completed over the past 9 months which has improved our understanding of the ore body and the good progress which is being made in improving the underground infrastructure, we are looking forward to a much improved 2012.”

For additional details on Great Basin Gold and its properties, please visit the Company’s website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa	27 (0) 11 301 1800
Michael Curlook in North America	1 (888) 633 9332
Barbara Cano at Breakstone Group in the USA	(646) 452 2334

About Great Basin Gold

Great Basin Gold (GBG: TSX; GBG: NYSE Amex; GBG: JSE) is a mining company engaged in the exploration, development and production of gold properties. The Company has two producing mines in the world's two richest gold regions: the Hollister operation on the Carlin Trend in Nevada, USA and the Burnstone operation in the Witwatersrand goldfield of South Africa.

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary Statement Regarding 2011 Preliminary Operating Results

We caution you that, whether or not expressly stated, all measures of the Company’s fourth quarter and 2011 financial results and condition contained in this news release, including production, sales and cash costs are preliminary and reflect our expected 2011 results as at the date of the news release. Actual reported fourth quarter and 2011 results are subject to management’s final review as well as audit by the Company’s independent registered accounting firm and may vary significantly from those expectation because of a number of factors, including, without limitation, additional or revised information and changes in accounting standards or policies or in how those standards are applied. For a discussion of factors that may adversely affect our financial results and condition, see the Company’s 2010 MD&A available on the Company’s website or www.SEDAR.com. The Company will provide additional discussion and analysis and other important information about its fourth quarter and 2011 financial results and condition when it reports actual results prior to March 31, 2012.

Cautionary and Forward Looking Statement Information

This document contains “forward-looking statements” that were based on Great Basin’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

•	uncertainties and costs related to the Company’s exploration and development activities, such as those associated with determining whether mineral resources or reserves exist on a property;
•

uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project; uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;

•	uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;

•	operating and technical difficulties in connection with mining development activities;
•

uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;

•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to
	o	mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;
	o	expected effective future tax rates in jurisdictions in which our operations are located;
	o	the protection of the health and safety of mine workers; and
	o	mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);
•

changes in general economic conditions, the financial markets and in the demand and market price for gold, silver and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;

•	unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);
•	changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
•	environmental issues and liabilities associated with mining including processing and stock piling ore;
•	geopolitical uncertainty and political and economic instability in countries which we operate; and
•

labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Great Basin Gold, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.